July 19, 2012

Ms. Amy L. Starr

Chief

Office of Capital Markets Trends

Division of Corporation Finance

US Securities and Exchange Commission

Washington, DC 20549

Re:	UBS AG
424 Prospectuses relating to Registration Statement on Form F-3ASR
Filed January 11, 2012
File No. 333-178960

Dear Ms. Starr:

Further to our conversation on Wednesday, June 27 and our letter dated May 3, 2012, we respectfully submit the following supplemental response to the comment letter dated April 12, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to 424 Prospectuses relating to issuances of structured notes pursuant to Registration Statement on Form F-3ASR filed January 11, 2012 (File No. 333-178960) (the “Registration Statement”).

On our call you asked that we provide a narrative description of the process by which UBS values and prices a simple structured note consisting in economic terms of a zero coupon bond plus an option. Set forth below is a basic scenario describing how such a note would be priced and offered.

Security to be offered:

A distributor approaches UBS with a request that UBS create a note that will pay investors a minimum of par at maturity, plus a contingent return calculated by reference to the positive return, if any, of an identified equity index over the term of the note. The basic terms of the distributor’s request are as follows:

Note Issuer: UBS AG

Maturity: Five years

Underwriting Discount: 3.0%

Principal Amount: $1000

Settlement: Cash

Underlying Index: S&P 500

Payment at Maturity: At maturity, if the index return is positive, each noteholder will receive principal, plus an additional payment based on the index return up to a maximum gain of XX%. If the index return is zero or negative, the investor will receive its principal amount, subject to the creditworthiness of UBS.

Estimated principal amount of notes to be issued: $10,000,000

Step 1: Determine the value of the embedded zero coupon payment obligation: The process of pricing of a UBS 5-year zero coupon bond begins with UBS’s 5-year structured MTN funding targets. Traders use a daily funding target matrix which gives an indication of UBS’ maximum funding targets by tenor, nominal amount, denomination currency and structured versus unstructured products. These indicative funding targets are set once a day on a floating rate basis to minimize the need to continuously update them for intraday changes in interest rates. To price or present value a zero coupon bond, trading desks use their real-time internal curve to calculate the appropriate fixed discount rate to be applied to the principal value of the bond.

In our example, assume at the time of pricing the 5y floating/fixed interest rate swap is quoted at 81bp and UBS has a five-year structured MTN maximum funding target of 137bps over the swap, or 2.18% fixed. Traders will compare this to their real-time internal curves and will proceed to calculate the appropriate discount factor if their real-time internal curve is equal to or greater than the target level. Assuming this is the case in our example, UBS calculates a net present value for a $1000 zero coupon bond issued by UBS and due in five years of $895 as of July 18, 2012.

Step 2: Establish the amount of underwriting concession: Based on market practice, UBS determines that an underwriting concession will be paid to the distributor equal to 3.0%, or $30 per $1,000 note.

Step 3: Establish the amount of trading profit UBS wishes to realize on the embedded derivative: UBS determines that it wishes to target a theoretical trading profit of 0.5%, or $5.00 per note. This target represents the amount of projected trading profit that UBS reasonably expects to realize over the life of the note, based upon market conditions prevailing at the time of pricing and UBS’s proprietary pricing models. There is no guarantee that UBS will actually realize this profit, and the actual amount of profit (or loss) that UBS realizes over the term of the note will vary depending upon how efficiently UBS hedges its exposure as well as the trading characteristics of the underlying index (including volatility and price path), interest rate changes, credit spreads, and other economic factors.

Step 4: Determine the amount available to finance the embedded derivative: By subtracting from the principal amount of the note the value of (i) the zero coupon bond, (ii) the underwriting concession and (iii) the targeted theoretical trading profit, UBS is now able to determine the amount of note proceeds that are available to hedge the note’s embedded derivative on the S&P 500:

$1000 - $895 - $30 - $5 = $70.

$70 of note proceeds is available to hedge the note’s embedded S&P 500 derivative position.

Step 5: Solve for option terms: The final step in the pricing process is to determine the terms of the embedded derivative. In this case, UBS needs to determine the terms of a five-year European style call option position on the S&P 500 with a present value of $70. In order to do this, UBS utilizes its proprietary option pricing models to price a five year call option on the S&P 500. Inputs used by the model include the current level of the index, the fair offer volatility of the index as implied by the listed options market, and prevailing interest rates. In this case, UBS determines that an uncapped five-year European style call option on the S&P 500 has a theoretical value of approximately $147.

Because the value of an uncapped option exceeds the amount available for hedging ($70), UBS can now “fit” the option terms to match the amount available for hedging. In this case, UBS determines based upon its pricing models that capping the index return at 121% of the current level of the index will cause the option value, or implied premium, to equal $70. By capping the return, UBS is effectively offering the investor a 100/121% call spread on the index.

If the note is going to be priced and sold in the same day, the cap level in this case would be fixed by UBS on the basis of the level of the underlying index and prevailing market conditions as of an agreed time (either intraday or at the close).

Because market conditions are subject to change continually, if the note is going to be marketed over a period of time, UBS will include in its preliminary offering document a range of values for the open pricing term (in this case, the capped index return) based upon its judgment of the risk it is willing to bear during the marketing term. For a note like the one in our example, a typical range of values might be a capped index return of not less than 119% nor greater than 123%. UBS practice requires that the range of values for the open term be sufficiently narrow to enable investors to make an informed investment decision regarding the note (for example, UBS’s practice prohibits utilizing a range such as 100-125% for the capped index return). The open term is then fixed on the pricing date and included in the final prospectus supplement. Under no circumstance will the open term be finalized at a level less favorable to investors than the least favorable value in the filed range (in this case, 119%).

Secondary Market Pricing: As described above and in our letter dated May 3, 2012, upon issuance of a structured note, UBS establishes a position in its risk management system representing the estimated fair market value of the note based upon UBS’s proprietary pricing models. UBS establishes a second position in its secondary quoting system representing the aggregate value of the underwriting discount and theoretical projected trading profit as well as the value of anticipated hedging costs over the life of the trade embedded in the offering price of the note. These two values are added to generate the note value that appears on customer account statements as well as the basis for UBS’s secondary market bid and offer prices.

The estimated fair market value of the note is updated continuously based upon changes in value of the underlying reference asset or index, interest rates, currency rates, actual and assumed dividends, volatility, issuer credit quality, and the other economic determinants of the value of the notes.

The position in the secondary market quoting system that represents theoretical projected trading profit and underwriting discount is amortized downward on a straight-line basis over a fixed period of time. This amortization may be accelerated in the case of larger than expected repurchases of notes.

Prior to the amortization in full of theoretical trading profit and underwriting discount, the values shown on client statements may exceed the fair market value of the note to a third party. These values also represent the basis for UBS’s secondary market bid price. While UBS undertakes no legal obligation to make a market in the structured notes it offers, UBS’s practice is to make a market in its securities at a bid/offer spread based upon the sum of the two positions described above. To the extent that UBS repurchases notes prior to the full amortization of theoretical trading profit and underwriting commissions, UBS’s bid price may exceed the value that a third party would pay for a note. We are prepared to revise our disclosure to reflect these considerations.

Please do not hesitate to contact us if you have questions or comments or would like to discuss further the contents of this letter.

Very truly yours,

UBS AG

By:
Gordon S. Kiesling
Executive Director